Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 156 to Registration Statement No. 33-73404 on Form N-1A of our report dated May 24, 2019, relating to the financial statements and financial highlights of Global Sustainability Index Fund, Small Cap Core Fund, and U.S. Quality ESG Fund, each a series of Northern Funds, appearing in the Annual Report on Form N-CSR for Northern Funds for the year ended March 31, 2019, and to the references to us under the headings “Financial Highlights” in the Prospectuses and on page 2 of the Statement of Additional Information and under the headings “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 28, 2020